UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-19368

COMMUNITY FIRST BANKSHARES, INC.

401(k) RETIREMENT PLAN

(Exact name of registrant as specified in its charter)

Community First Bankshares, Inc.

520 Main Avenue,

Fargo, North Dakota 58124-0001

(701) 298-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PLAN INTERESTS

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

Pursuant to the requirements of the Securities Exchange Act of 1934 Community First Bankshares, Inc. 401(k) Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 1, 2004	COMMUNITY FIRST BANKSHARES, INC. 401(k)
RETIREMENT PLAN

		By:	Community First Bankshares, Inc. Plan Administrator

			By:	/s/ Kevin F. Ames
Kevin F. Ames
Executive Vice President and Chief Financial Officer